Starcore International Mines Ltd.

Condensed Interim Consolidated Financial Statements

For the six months ended October 31, 2021

(Unaudited)

NOTICE TO READER OF THE UNAUDITED CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

The unaudited condensed interim consolidated financial statements for the six months ended October 31, 2021 have been prepared by and are the responsibility of the Company’s management. These financial statements have not been reviewed or audited by the Company’s auditors.

Starcore International Mines Ltd.

Condensed Interim Consolidated Statements of Financial Position
(in thousands of Canadian dollars) – (Unaudited)

	October 31,	April 30,
As at	2021	2021

Assets

Current
Cash and cash equivalents	$5,932	$4,392
Amounts receivable (note 3)	1,670	1,170
Inventory (note 4)	1,752	1,781
Prepaid expenses and advances	448	367
Investment (note 5)	574	779

Total Current Assets	10,376	8,489

Non-Current
Mining interest, plant and equipment (note 6)	29,148	29,404
Right-of-use assets (note 8)	716	979
Exploration and evaluation assets (note 7)	4,536	4,088
Reclamation deposits	-	165
Deferred tax assets	3,121	3,346

Total Non-Current Assets	37,521	37,982

Total Assets	$47,897	$46,471

Liabilities

Current
Trade and other payables	$2,876	$2,213
Current portion of lease liability (note 8)	467	447

Total Current Liabilities	3,343	2,660

Non-Current
Rehabilitation and closure cost provision (note 10)	2,004	1,952
Lease liability (note 8)	265	500
Deferred tax liabilities	5,213	5,079

Total Non-Current Liabilities	7,482	7,531

Total Liabilities	$10,825	$10,191

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Starcore International Mines Ltd.

Condensed Interim Consolidated Statements of Financial Position
(in thousands of Canadian dollars) – (Unaudited)

	October 31,	April 30,
As at	2021	2021

Equity

Share capital (note 11)	$50,725	$50,725
Equity reserve	11,349	11,349
Foreign currency translation reserve	991	816
Accumulated deficit	(25,993)	(26,610)

Total Equity	37,072	36,280

Total Liabilities and Equity	$47,897	$46,471

Commitments (note 13)

Approved by the Directors:

“Robert Eadie” Director“Gary Arca”  Director

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Starcore International Mines Ltd.

Condensed Interim Consolidated Statements of Operations and Comprehensive Income
(in thousands of Canadian dollars except per share amounts) – (Unaudited)

	For the three months ended October 31,		For the six months ended October 31,
	2021	2020	2021	2020

Revenues
Mined ore	$6,672	$6,972	$12,833	$15,062

Cost of Sales
Mined ore	(4,461)	(3,767)	(8,277)	(7,868)
Depreciation and depletion	(845)	(980)	(1,626)	(2,043)

Total Cost of Sales	(5,306)	(4,747)	(9,903)	(9,911)

Earnings (loss) from mining operations	1,366	2,225	2,930	5,151

Financing costs	(43)	(28)	(87)	(94)
Foreign exchange loss	(441)	(124)	21	(599)
Management fees and salaries	(233)	(322)	(690)	(717)
Office and administration	(38)	(135)	(266)	(291)
Professional and consulting fees	(293)	(146)	(380)	(327)
Pre exploration costs	(15)	(16)	(25)	(16)
Shareholder relations	(159)	(72)	(285)	(92)
Transfer agent and regulatory fees	(18)	(22)	(38)	(44)

Earnings (loss) before taxes and other losses	126	1,360	1,180	2,971

Other Losses
Unrealized loss on investment (note 5)	(205)	-	(205)	-
Loss on Toiyabe (note 6)	-	-	(39)	-

Earnings (loss) before taxes	(79)	1,360	936	2,971

Income taxes
Deferred (expense)/recovery	(239)	92	(319)	145

Earnings (loss) for the period	(318)	1,452	617	3,116

Other comprehensive income (loss)
Foreign currency translation differences	125	(18)	175	(1,376)

Comprehensive income (loss) for the period	$(193)	$1,434	$792	$1,740

Basic earnings (loss) per share (Note 15)	$0.00	$0.03	$0.02	$0.06

Diluted earnings (loss) per share (Note 15)	$0.00	$0.03	$0.02	$0.06

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Starcore International Mines Ltd.

Condensed Interim Consolidated Statements of Cash Flows
(in thousands of Canadian dollars) – (Unaudited)

For the six months ended October 31,	2021	2020

Cash provided by
Operating activities
Profit (loss) for the period	$617	$3,116
Unrealized loss on investment	205	-
Items not involving cash:
Depreciation and depletion (note 6 and 8)	1,702	2,107
Discount on long-term debt	-	15
Interest on long-term debt	-	23
Income recovery	319	(145)
Lease accretion (note 8)	36	-
Reclamation deposit write off	31	-
Rehabilitation and closure cost accretion (note 10)	77	42
Share-based payments (note 11)	24	124

Cash inflow from operating activities before working capital changes	3,011	5,282

Change in non-cash working capital items
Amounts receivable	(508)	(7)
Inventory	17	(50)
Prepaid expenses and advances	(82)	(77)
Trade and other payables	662	(15)

Cash inflow from operating activities	3,100	5,133

Financing activities
Loan payment (note 9)	-	(2,999)
Interest paid (note 9)	-	(235)
Lease payment and accretion (note 8)	(256)	(347)

Cash outflow from financing activities	(256)	(3,581)

Investing activities
Investment in exploration and evaluation assets (note 7)	(399)	(162)
Proceeds from reclamation deposit	134	-
Purchase of mining interest, plant and equipment (note 6)	(941)	(511)
Proceeds from sale of Altiplano (note 6)	-	269

Cash outflow from investing activities	(1,206)	(404)

Total increase in cash	1,638	1,148

Effect of foreign exchange rate changes on cash	(98)	(533)

Cash, beginning of period	4,392	2,105

Cash, end of period	$5,932	$2,720

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Starcore International Mines Ltd.

Condensed Interim Consolidated Statements of Changes in Equity for the periods ended October 31, 2021, 2020 and April 30, 2021

(in thousands of Canadian dollars except for number of shares) – (Unaudited)

				Foreign
	Number of			Currency
	Shares	Share	Equity	Translation	Accumulated
	Outstanding	Capital	Reserve	Reserve	Deficit	Total

Balance, April 30, 2020	49,646,851	$50,725	$11,349	$4,732	$(29,502)	$37,304

Foreign currency translation differences	-	-	-	(1,376)	-	(1,376)
Loss for the period	-	-	-	-	3,116	3,116

Balance, October 31, 2020	49,646,851	50,725	11,349	3,356	(26,386)	39,044

Foreign currency translation differences	-	-	-	(2,540)	-	(2,540)
Loss for the period	-	-	-	-	(224)	(224)

Balance, April 30, 2021	49,646,851	50,725	11,349	816	(26,610)	36,280

Foreign currency translation differences	-	-	-	175	-	175
Loss for the period	-	-	-	-	617	617

Balance, October 31, 2021	49,464,851	$50,725	$11,349	$991	$(25,993)	$37,072

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Starcore International Mines Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
(in thousands of Canadian dollars unless otherwise stated) - Unaudited

October 31, 2021

1.	Corporate information

Starcore International Mines Ltd. is the parent company of its consolidated group (the “Company” or “Starcore”) and was incorporated in Canada with its head office located at Suite 750 – 580 Hornby Street, Vancouver, British Columbia, V6C 3B6.

Starcore is engaged in exploring, extracting and processing gold and silver through its wholly-owned subsidiary, Compañia Minera Peña de Bernal, S.A. de C.V. (“Bernal”), which owns the San Martin mine in Queretaro, Mexico. In May of 2020, the Company completed the sale of Altiplano GoldSilver S.A. de C.V (“Altiplano”), which owns the gold and silver concentrate processing plant in Matehuala, Mexico (see note 6).

The Company is also engaged in acquiring mining related operating assets and exploration assets in North America directly and through corporate acquisitions.

2.	Basis of preparation

a)	Statement of compliance

These unaudited condensed interim consolidated financial statements for the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed interim consolidated financial statements, for the six month period ended October 31, 2021, have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting, and do not include all the information required for full annual financial statement.

These condensed interim financial statements should be read in conjunction with the Company’s April 30, 2021 audited annual financial statements.

The financial statements were authorized for issue by the Board of Directors on December 13, 2021.

b)	Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis, except certain financial instruments, which are measured at fair value, as explained in the Company’s accounting policies discussed in note 3 of the Company’s April 30, 2021 audited annual financial statements.

The consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency, and all values are rounded to the nearest thousand dollars, unless otherwise indicated.

The preparation of consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment of complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4 of the Company’s April 30, 2021 audited annual financial statements.

Starcore International Mines Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
(in thousands of Canadian dollars unless otherwise stated) - Unaudited

October 31, 2021

2.	Basis of preparation – (cont’d)

c)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and all of its subsidiaries, which are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from the entity’s activities. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposal or loss of control. The Company’s wholly-owned subsidiary Bernal, along with various other subsidiaries, carry out their operations in Mexico, U.S.A. and in Canada.

All intra-group transactions, balances, income and expenses are eliminated, in full, on consolidation.

3.	Amounts receivable

	October 31, 2021	April 30, 2021

Taxes receivable	$1,073	$660
Trades receivable	426	380
Other	171	130
	$1,670	$1,170

4.	Inventory

	October 31, 2021	April 30, 2021

Carrying value of inventory:
Doré	$744	$889
Goods in transit	75	-
Work-in-process	79	85
Stockpile	21	49
Supplies	833	758
	$1,752	$1,781

5.	Investment

Marketable securities at October 31, 2021 consists of an FVTPL investment in Westward Gold Inc. (formerly IM Exploration Inc.) (“WG”) (note 7). At October 31, 2021 the Company held 4,100,000 common shares valued at $0.14 for $574 representing a $205 unrealized loss from the original investment, valued at $779 at April 30, 2021. The fair value of WG has been determined by reference to published price quotations in an active market.

While the Company will seek to maximize the proceeds it receives from the sale of its WG Shares, there is no assurance as to the timing of disposition or the amount that will be realized.

Starcore International Mines Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
(in thousands of Canadian dollars unless otherwise stated) - Unaudited

October 31, 2021

6.	Mining interest, plant and equipment

	Mining Interest	Plant and Equipment Mining	Corporate Office Equipment	Total

Cost
Balance, April 30, 2020	$72,776	$26,603	$725	$100,104
Increase in ARO provision	871	-	-	871
Additions	491	483	-	974
Effect of foreign exchange	(8,637)	(3,129)	-	(11,766)

Balance, April 30, 2021	$65,501	$23,957	$725	$90,183
Additions	269	668	4	941
Effect of foreign exchange	289	454	-	743
Balance, October 31, 2021	$66,059	$25,079	$729	$91,867
Depreciation

Balance, April 30, 2020	$(47,124)	$(16,987)	$(691)	$(64,802)
Depreciation for the year	(1,188)	(2,532)	(17)	(3,737)
Effect of foreign exchange	5,648	2,112	-	7,760

Balance, April 30, 2021	(42,664)	(17,407)	(708)	(60,779)
Depreciation for the period	(552)	(875)	(5)	(1,432)
Effect of foreign exchange	(362)	(146)	-	(508)
Balance, October 31, 2021	$(43,578)	$(18,428)	$(713)	$(62,719)

Carrying amounts
Balance, April 30, 2020	$25,652	$9,616	$34	$35,302
Balance, April 30, 2021	$22,837	$6,550	$17	$29,404
Balance, October 31, 2021	$22,481	$6,651	$16	$29,148

San Martin

The Company’s mining interest, plant and equipment pertain to gold and silver extraction and processing through its San Martin mine.

Sale of Altiplano Facility

In August, 2015, the Company acquired Cortez Gold Corp. in an all-share transaction completed pursuant to a court approved Plan of Arrangement under the Business Corporations Act (British Columbia), which owned Altiplano and its facility, a third party gold and silver concentrate in Matehuala, Mexico. The Company accepted an offer on July 5, 2019, to purchase 100% of the shares of Altiplano for US$1.6 million payable in quarterly installments to May 31, 2020 (full payment received). As a result, the Company recorded an impairment of $4,804 to the Statements of Operations and Comprehensive Loss during the year ended April 30, 2019, and $39 expensed to the income statement in the year ending April 30, 2020.

Starcore International Mines Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
(in thousands of Canadian dollars unless otherwise stated) - Unaudited

October 31, 2021

7.	Exploration and evaluation assets

a)	American Consolidated Minerals (“AJC”) properties

Toiyabe, U.S.A

The Company had the rights to a 100% undivided interest in the Toiyabe Gold Project (“Toiyabe”), subject to a 3% net smelter revenue royalty (“NSR”), consisting of 165 mining claims located in Lander County, Nevada, United States of America.

During the year ended April 30, 2021, the Company entered into a binding agreement with WG for the assignment of the Company’s option to acquire a 100% interest in Toiyabe from the Optionor. The Company has transferred all of its rights and WG will assumed all property claim and maintenance payments and all obligations under the current option agreement with Optionor. As consideration for the transfer of the Company’s option to acquire Toiyabe, WG made cash and share payments as follows:

•US$150,000 in cash to be paid upon closing of the Transaction (paid);

•4,100,000 common shares in the capital of WG which were received by our escrow agent and valued at fair market value at date of issue of $0.19 per share (see note 5) subject to a contractual escrow period of twelve (12) months following the date of issuance, with 25% being released every three (3) months from closing of the Transaction ( 50% has been released).

The consideration received in cash and shares was valued at $966 and, as a result, the Company recorded a loss on Toiyabe of $1,116, in the Consolidated Statements of Operations for the year ending April 30, 2021.

b)Creston Moly (“Creston”) properties

Pursuant to the Acquisition of Creston the Company has acquired the rights to the following exploration properties:

i)El Creston Project, Mexico

The Company acquired a 100% interest in the nine mineral claims known as the El Creston molybdenum property located northeast of Hermosillo, State of Sonora, Mexico, which has completed a Preliminary Economic Assessment on the property based on zones of porphyry-style molybdenum (“Mo”)/copper (“Cu”) mineralization. The mineral concessions are subject to a 3% net profits interest.

During the period ended October 31, 2021, the Company acquired an additional 3087.77 hectares of the Teocuitla claims from Minera Teocuitla SA de CV of Hermosillo, Sonora, Mexico.  The Teocuitla claims are located in Opodepe, Sonora, Mexico beside the El Creston Meztli 4 claim in the northwest part of the El Creston property.

ii)Ajax Project, Canada

The Company acquired a 100% interest in six mineral claims known as the Ajax molybdenum property located in B.C.

Starcore International Mines Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
(in thousands of Canadian dollars unless otherwise stated) - Unaudited

October 31, 2021

7.	Exploration and evaluation assets – (cont’d)

	AJC Properties	Creston Properties	AJAX Properties	Total
Acquisition costs:
Balance, April 30, 2020	$36	$2,001	$-	$2,037
Property disposition	(36)	-	-	(36)
Balance, April 30, 2021, October 31, 2021	$-	$2,001	-	$2,001
Exploration costs:
Balance, April 30, 2020	$2,008	$1,931	$-	$3,939
Maintenance	38	260	-	298
Property Disposition	(2,046)	-	-	(2,046)
Foreign Exchange	-	(104)	-	(104)
Balance, April 30, 2021	$-	$2,087	$-	$2,087
Maintenance	-	351	-	351
Exploration	-	-	48	48
Foreign Exchange	-	49	-	49
Balance, October 31, 2021	$-	$2,487	48	$2,535
Total Exploration and evaluation assets
Balance, April 30, 2021	$-	$4,088	$-	$4,088
Balance, October 31, 2021	$-	$4,488	$48	$4,536

8.	Leases

Effective May 1, 2019, the Company adopted IFRS 16 using the modified retrospective approach. On initial application, the Company has elected to record right-of-use assets based on the corresponding lease liabilities. Lease liabilities have been measured by discounting future lease payments at the incremental borrowing rate of 8% per annum and represents the Company's best estimate of the rate of interest that it would expect to pay to borrow, on a collateralized basis, over a similar term, an amount equal to the lease payments in the current economic environment. On adoption of IFRS 16, the Company recognized lease liabilities in relation its head office in Canada and machinery in Mexico. The following is a reconciliation of the changes in the lease liabilities and assets:

	Starcore	Bernal	Total
Opening balance, April 30, 2020	$269	$1,431	$1,700
Lease accretion	20	85	105
Move to short term liability	(49)	(398)	(447)
Payments	(66)	(658)	(724)
Foreign exchange	-	(134)	(134)
Long term lease liabilities, April 30, 2021	$174	$326	$500
Lease accretion	9	26	35
Move from short term liability	(1)	(21)	(22)
Payments	(33)	(223)	(256)
Foreign exchange	-	8	8
Long term lease liability, October 31, 2021	$149	$116	$265

Starcore International Mines Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
(in thousands of Canadian dollars unless otherwise stated) - Unaudited

October 31, 2021

8.	Leases – (cont’d)

	Office	Mining Equipment	Total
Lease asset, April 30, 2020	$260	$1,584	$1,844
Amortization	(52)	(667)	(719)
Foreign exchange	-	(146)	(146)
Lease asset, April 30, 2021	$208	$771	$979
Amortization	(26)	(244)	(270)
Foreign exchange	-	7	7
Lease asset, October 31, 2021	$182	$534	$716

9.	Loans payable

Bonds

On June 10, 2020, the Company repaid secured bonds, due June 17, 2020, in the aggregate principal amount of $3,000 (the “Bonds”) less structuring and finder’s fees of $60 cash and $171 attributed to finders warrants, totaling $231, plus outstanding interest calculated at 8% per annum, for a total payment of $3,234.

On June 18, 2018, the Company issued 3,000,000 warrants to the bond holders as a fee, each warrant entitling the bond holders to acquire one share of Starcore at a price of $0.20, which expired unexercised subsequent to April 30, 2021 on June 18, 2021. The Company determined a value of $171 on the warrants, which was included in the Discount, based on the Black-Scholes model.

Secured Loan

During the year ended April 30, 2018, the Company borrowed $1,282 (USD $1,000) (the “Loan”) which was secured against certain assets of the Company and carried interest at 8% per annum, compounded and paid annually. The interest on the loan was paid to the lender on October 25, 2019, and the lender agreed to extend the loan for additional 6 months to April 25, 2020. On April 25, 2020, the loan amount was repaid along with interest for a total repayment of US$1,040,000.

	Principal	Interest	Discount	Total

Balance, April 30, 2020	$2,999	$212	$(15)	$3,196

Discount	-	-	15	15
Loan repayment	(2,999)	-	-	(2,999)
Interest paid on bond	-	(235)	-	(235)
Interest accrual	-	23	-	23

Balance, April 30, 2021 and October 31, 2021	$-	$-	$-	$-

Starcore International Mines Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
(in thousands of Canadian dollars unless otherwise stated) - Unaudited

October 31, 2021

10.	Rehabilitation and closure cost provision

The Company’s asset retirement obligations consist of reclamation and closure costs for the mine. At October 31, 2021, the present value of obligations is estimated at $2,004 (April 30, 2021 - $1,952) based on expected undiscounted cash-flows at the end of the mine life of $3,011 (April 30, 2021 - $2,545), which is calculated annually over 5 to 10 years. Such liability was determined using a discount rate of 8% (April 30, 2021 – 8%) and an inflation rate of 3.0% (April 30, 2021 – 3.5%).

Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, closing portals to underground mining areas and other costs. Changes to the reclamation and closure cost balance during the period are as follows:

	October 31, 2021	April 30, 2021

Balance, beginning of period	$1,952	$1,014
Accretion expense	77	85
Increase in provision	-	871
Foreign exchange fluctuation	(25)	(18)

Balance, end of period	$2,004	$1,952

11.	Share capital

a)	Common shares

The Company is authorized to issue an unlimited number of common shares, issuable in series.

The holders of common shares are entitled to one vote per share at meetings of the Company and to receive dividends, which may be declared from time-to-time. All shares are ranked equally with regard to the Company’s residual assets.

During the period ended October 31, 2021, the Company did not issue any common shares.

b)	Warrants

A summary of the Company’s outstanding share purchase warrants at October 31, 2021 and April 30, 2021 and the changes during the period ended is presented below:

	Number of warrants	Weighted average exercise price

Outstanding at April 30, 2020 and April 30, 2021	3,250,000	$0.21
Expired	(3,000,000)	0.20

Outstanding at October 31, 2021	250,000	0.30

During the period ending October 31, 2021, no new warrants were issued and 3,000,000 warrants expired unexercised.

A summary of the Company’s outstanding share purchase warrants is presented below:

Number of	Exercise
Warrants	Price	Expiry Date
250,000	$0.30	March 7, 2022

Starcore International Mines Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
(in thousands of Canadian dollars unless otherwise stated) - Unaudited

October 31, 2021

11.	Share capital – (cont’d)

c)	Share-based payments

The Company, in accordance with the policies of the TSX, was previously authorized to grant options to directors, officers, and employees to acquire up to 20% of the amount of stock outstanding. In January 2014, the Company’s shareholders voted to cancel the Company’s option plan and, as a result, the Company’s Board of Directors may not grant further options and there were no options outstanding, for the periods ending October 31, 2021, April 30, 2021 and April 30, 2020.

d)	Deferred Share Units (“DSU”) & Restricted Share Units (“RSU”)

Effective August 1, 2016, The Board of Directors approved the adoption of a Restricted Share Unit and Deferred Share Unit Plan (the “RSU/DSU Plan”) as part of the Company’s compensation arrangements for directors, officers, employees or consultants of the Company or a related entity of the Company. Although the RSU/DSU Plan is share-based, all vested RSUs and DSUs will be settled in cash. No common shares will be issued.

RSU

The RSU plan is for eligible members of the Board of Directors, eligible employees and eligible contractors. The RSUs vest over a period of three years from the date of grant, vesting as to one-third at the end of each calendar year. In addition to the vesting period, the Company has also set Performance Conditions that will accompany vested RSUs.

The Performance Conditions to be met are established by the Board at the time of grant of the RSU. RSUs that are permitted to be carried over to the succeeding years shall expire no later than August 1st of the third calendar year after the year in which the RSUs have been granted and will be terminated to the extent the performance objectives or other vesting criteria have not been met. The RSU share plan transactions during the period were as follows:

Units
Outstanding at April 30, 2020	330,000
Expired	(220,000)
Expired	(110,000)

Outstanding at April 30, 2021 and October 31, 2021	-

No RSU’s were granted in the current period ended October 31, 2021.

DSU

The Company introduced a DSU plan for eligible directors. The DSUs are paid in full in the form of a lump sum payment no later than August 1st of the calendar year immediately following the calendar year of termination of service. DSU Awards going forward will vest on each anniversary date of the grant over a period of 3 years. The DSU share plan transactions during the period were as follows:

Starcore International Mines Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
(in thousands of Canadian dollars unless otherwise stated) - Unaudited

October 31, 2021

11.	Share capital – (cont’d)

d)	Deferred Share Units (“DSU”) & Restricted Share Units (“RSU”)

DSU

Units
Outstanding at April 30, 2019 & 2020 Exercised	1,010,000 (210,000)
Outstanding at April 30, 2021 and October 31, 2021	800,000

Based on the fair value of $0.27 ($2021 - $0.24) per share, the Company has recorded a liability of $216 (April 30, 2021 - $192) under Trades and Other Payable on the Statement of Financial Position. No DSU’s were granted in the current period ended October 31, 2021. During the prior year end April 30, 2021, 210,000 DSU’s were exercised at $0.31 for $65.

12.	Financial instruments

All significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the consolidated financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Cash and cash equivalents are carried at their fair value. There are no material differences between the carrying values and the fair values of any other financial assets or liabilities. In the normal course of business, the Company’s assets, liabilities and future transactions are impacted by various market risks, including currency risks associated with inventory, revenues, cost of sales, capital expenditures, interest earned on cash and the interest rate risk associated with floating rate debt.

a)	Currency risk

Currency risk is the risk to the Company's earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

A 10% increase or decrease in the US dollar exchange may increase or decrease annual earnings from mining operations by approximately $697 A 10% increase or decrease in the MXN$ exchange rate will decrease or increase annual earnings from mining operations by approximately $285.

b)	Interest rate risk

The Company’s cash earns interest at variable interest rates. While fluctuations in market rates do not have a material impact on the fair value of the Company’s cash flows, future cash flows may be affected by interest rate fluctuations. The Company is not significantly exposed to interest rate fluctuations and interest rate risk consists of two components:

(i)

To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market interest rates differ from the interest rates in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

Starcore International Mines Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
(in thousands of Canadian dollars unless otherwise stated) - Unaudited

October 31, 2021

12.	Financial instruments – (cont’d)

c)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk with respect to its cash and cash equivalents, the balance of which at October 31, 2021 is $5,932 (April 30, 2021 - $4,392).

Cash of $521 (April 30, 2021 - $901) are held at a Mexican financial institution, cash of $5,019 (April 30, 2021 – $2,317) is held in US dollars at a Canadian financial institution and the remainder of $392 (April 30, 2021 - $1,174) are held at a chartered Canadian financial institution; the Company is exposed to the risks of those financial institutions. The taxes receivable are comprised of Mexican VAT taxes receivable of $992 (April 30, 2021 - $619) and GST receivable of $35 (April 30, 2021 - $41), which are subject to review by the respective tax authority. Trade receivables include $426 due from one customer.

d)	Liquidity risk

Liquidity risk arises from the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements. The Company accomplishes this by achieving profitable operations and maintaining sufficient cash reserves. As at October 31, 2021, the Company was holding cash of $5,932 (April 30, 2021- $4,392).

Obligations due within twelve months of October 31,	2021	2022	2023	2024 and beyond
Trade and other payables	$2,876	$-	$-	$ -
Reclamation and closure obligations	$-	$-	$-	$3,011

The Company’s trade and other payables are due in the short term. Long-term obligations include the Company’s reclamation and closure cost obligations, other long-term liabilities and deferred income taxes. Management believes that profits generated from the mine will be sufficient to meet its financial obligations.

e)	Commodity risk

Mineral prices and marketability fluctuate and any decline in mineral prices may have a negative effect on the Company. Mineral prices, particularly gold and silver prices, have fluctuated widely in recent years. The marketability and price of minerals which may be produced and sold by the Company will be affected by numerous factors beyond the control of the Company. These other factors include delivery uncertainties related to the proximity of its resources to processing facilities and extensive government regulations related to price, taxes, royalties, allowable production land tenure, the import and export of minerals and many other aspects of the mining business. Declines in mineral prices may have a negative effect on the Company. A 10% decrease or increase in metal prices may result in a decrease or increase of $1,283 in revenue.

Starcore International Mines Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
(in thousands of Canadian dollars unless otherwise stated) - Unaudited

October 31, 2021

13.	Commitments and Related party transactions

Except as disclosed elsewhere in these interim condensed consolidated financial statements, the Company has the following commitments outstanding at October 31, 2021:

a)

The Company has a land lease agreement commitment with respect to the land at the mine site, for $132 per year which is currently being renegotiated. The Company also has ongoing concession commitments on the mine site and on exploration and evaluation assets of approximately $500 per year.

b)	The Company has management contracts to officers and directors totaling $450 per year, payable monthly, expiring in April 2022.
14.	Capital disclosures

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company considers the items included in the consolidated statements of changes in equity as capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets to reduce debt or return capital to shareholders. The Company is not subject to externally imposed capital requirements and there were no changes to the capital management in the period ended October 31, 2021.

15.	Earnings per share

The Company calculates the basic and diluted income per common share using the weighted average number of common shares outstanding during each period and the diluted income per share assumes that the outstanding vested stock options and share purchase warrants had been exercised at the beginning of the year.

The denominator for the calculation of income per share, being the weighted average number of common shares, is calculated as follows as 49,646,851 shares for October 31, 2021 and April 30, 2021. As at October 31, 2021 and April 30, 2021, all stock options and warrants outstanding were excluded from dilutive weighted average shares outstanding as they were anti-dilutive.

16.	Segmented information

During the period ended October 31, 2021, the Company earned all of its revenues from one customer. As at October 31, 2021, the Company does not consider itself to be economically dependent on this customer as transactions with this party can be easily replaced by transactions with other parties on similar terms and conditions. The balance owing from this customer on October 31, 2021 was $426 (April 30, 2021 - $491). The Company operates in one segment, the revenue is from gold and silver mining in Mexico.